MAIL STOP 3561

August 14, 2006

David A. Rapaport, Esq.
General Counsel
Middle Kingdom Alliance Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

> **Re:** **Middle Kingdom Alliance Corp.**
> **Amendment 1 to Registration Statement on Form S-1**
> **File No. 333-133475**
> **Filed on July 7, 2006**

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the description of High Capital Funding, LLC, the majority owner of the company, as a "private investment fund." Please state whether the fund is an investment company, as defined under the Investment Company Act of 1940, and, if so, whether it comes within an exception to the definition or is otherwise exempt from regulation under the 1940 Act. Further, provide an analysis of

whether the fund's ownership of the company creates any issue under the 1940 Act.

Registration Statement Cover Page

2. We note the statement in the fee calculation table in footnote (5) that, "there are also being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the Class A and Class B Warrants." Please note that Rule 416 covers the number of additional shares of common stock issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Prospectus Summary, page 1

3. In an appropriate place, provide a discussion as to the significance of completing a business combination with a valuation "of less than six times the target business's net income after tax during the 12 months prior to its most recent audited financial statements." We may have further comment.

4. We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if two conditions are met, including the condition that public stockholders owning less than 20% of the shares in this offering both vote against the business combination and exercise their conversion rights. Please explain whether the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination.

5.. In discussing the liquidation process in the event that no business combination is completed on page seven, add disclosure consistent with that located on page 38 to clarify that, pursuant to applicable Delaware law, no distribution will be made to any stockholders prior to payment or provision made to satisfy all creditors of the company and any and all costs, expenses, debts and liabilities thereof. In addition, add disclosure to discuss what alternatives are available to the company in the event that sufficient amounts of assets outside of the trust are not available to make such payments. Similar disclosure should be made elsewhere in the prospectus as appropriate.

Liquidation if no business combination, page 7

6. Please revise the second paragraph to eliminate duplicative disclosures.

7. We note the disclosure at page 9 that, "We will pay the costs associated with our dissolution and liquidation of the trust account from our remaining assets outside the trust account," but ". . . we cannot assure you that there will be sufficient

funds for such purpose." To the extent that the company's liabilities and obligations exceed the amount of funds not held in trust, disclose here and elsewhere, as appropriate, how the company intends to pay such liabilities and obligations and describe the impact that such payments may have on the pro rata distribution to stockholders. In addition, to the extent that stockholders do not approve a dissolution, please discuss here and elsewhere, as appropriate, the possible application of the Investment Company Act to the company.

Use of Proceeds, page 26

8. Please include, in appropriate sections throughout the document, an estimate of the expenses associated with dissolution of the company, if it should become necessary.

9. In the last full paragraph at page 26, please add disclosure indicating how the funds held in the trust will be invested.

Risk Factors, page 10

10. Please modify the caption of the sixth risk factor, as it is uncertain that the Class B common stockholders "will receive" $8.08 per share in the event of a dissolution and liquidation. In addition, wherever this disclosure is provided (including, but not limited to, the prospectus cover page, risk factor number three, the last paragraph on page 26, the discussion of conversion rights on page 36, the penultimate paragraph on page 54, etc.), additional balancing disclosure should be provided to clarify that, in addition to being net of taxes, the pro rata distribution amount of $8.08 is also net of any payments or provisions for payment relating to the costs, expenses, debts and/or liabilities associated with the company and its dissolution.

11. We note the revision to risk factor fifteen. We reissue in part comment 25 of our previous letter of May 23, 2006. Please revise to identify specifically any officers and/or directors that may remain with the company following a business combination. Also discuss the potential conflicts of interest in the negotiation of a business combination, including the negotiation of employment agreements and consulting agreements as part of the transaction. Finally, please discuss the evaluation of management of a target business in a separate risk factor. We have further comments in the Conflicts of Interest section.

12. Please either revise the caption to risk factor sixteen to include the potential failure of the company's management to devote sufficient time to finding a target business or create a separate risk factor.

13. The twentieth risk factor at page 17 refers to the company's "belief as to the capital required to facilitate a combination with one or more viable target businesses with sufficient scale to operate as a stand-alone public entity in the PRC." Please disclose the company's belief and how management assessed the amount of funds necessary for a company to have "sufficient scale to operate as a stand-alone public entity in the PRC." As part of the discussion, please explain your use of the term "stand-alone." Does it designate, for example, a company that is not part of a holding-company system? Also explain the reference to a "public entity in the PRC."

14. Please state in the twenty-second risk factor whether the company's insiders have agreed to lend to the company the funds necessary to complete a business combination, and whether the company has explored the availability of loans from other parties.

15. In the thirty-fourth risk factor, please identify the affiliated businesses that may be considered for a possible business combination. Disclose whether your officers, directors or existing shareholders are aware of any business opportunities, even if the company has not taken any action to further such an opportunity. Please explain the circumstances that may result in the company's considering an affiliated business: for example, will an affiliate be considered in the initial search, or only after other searches have not produced a potential target business? Finally, revise to clarify that a combination with an affiliated business could result in conflicts of interest. The current disclosure indicates that it may only create the appearance of a potential conflict of interest. Add similar disclosure elsewhere, as appropriate.

16. In addition, please discuss whether the company may acquire an entity that is either a portfolio company of, or has otherwise received a financial investment from, either High Capital Funding, LLC or an affiliate of the fund. If so, describe the criteria, if any, other than a fairness opinion, that the company will use to ensure that the transaction is carried out on an arm's-length basis; and add similar disclosure elsewhere, as appropriate.

17. Please add a risk factor clarifying that failure to maintain a current prospectus relating to the common stock that underlies the warrants may deprive the warrants of any value and may limit the market for the warrants. Also provide a risk factor to address the fact that the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

18. Please add a risk factor to contrast the unconditional exercise right of private placement warrant holders to the right of public offering warrant holders to exercise their warrants conditioned upon the existence of an effective registration statement.

Use of Proceeds, page 26

19. At page 27, please explain how you determined that the company would have sufficient available funds, including the $1 million from interest on the trust will be sufficient to maintain the company for up to 24 months, if no business combination is consummated during that time.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

20. In an appropriate place, add disclosure to address the significance to the process of determining a suitable business combination target of the use of companies with a market capitalization of between $25 million and $151 million and located within 28 industry sectors in determining volatility for purposes of valuing the purchase option warrants. We may have further comment.

Distribution of trust fund to stockholders if no business combination, page 37

21. In the last paragraph on pages 38-39, provide discussion to provide the basis for the statement that the company believes that "all" vendors and acquisition targets will execute waiver agreements. Additionally, discuss the possibility that such waivers may be deemed to be unenforceable by operation of law. Finally, it does not appear that any officer, director or initial stockholder of the company will provide any form of indemnification against payment of any such cost, expense, liability or debt out of the trust. If this is the case, provide affirmative statements to such effect where appropriate.

22. In the following paragraph, discuss what the company intends to do in the event that there are inadequate funds outside of the trust to pay for the cost of liquidation and dissolution.

Management, page 47

23. In the disclosure regarding Mr. Rapaport at page 49, identify the "several public companies" for which he provided services.

24. The staff notes that a substantial majority of the officers/directors of the company discloses a significant level of experience in the investment banking and merger & acquisition consulting businesses focusing on transactions involving companies in the PRC. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in such firms. In light of the ongoing nature of the involvement of the officers/directors with such firms, and the company's stated intent to focus on acquisition candidates in the PRC, please provide the following disclosure: (i) for each of the officers/directors of the

company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

Conflicts of Interest, page 51

25. The prospectus states that "[o]ur key personnel may choose to remain with the company after the business combination." The fifteenth risk factor at page 16 speaks, however, of "some of our key personnel," and "any of our key personnel." Please reconcile the apparent discrepancy. It further appears that the reference in both discussions to "her" arrangement is misplaced, as there are no officers or directors who are women.

26. The prospectus states at page 51 that each officer and inside director of the company has agreed, until the occurrence of certain specified events, to present to the company for its consideration, prior to presentation to any other entity, every suitable business opportunity. We note that risk factor eighteen at page 17, which discusses such a potential conflict of interest, does not include this information. Please address the inconsistency.

Advisory Counsel, page 52

27. To the extent that the company has identified any proposed members of the advisory council, such individuals should be identified. In addition, in light of the substantial experience of management in locating business combination opportunities in the PRC, discuss the need for an advisory board to perform similar functions.

Warrant Solicitation Fee, page 63

28. Discuss the applicability, if any, of Regulation M of the Securities Exchange Act of 1934, as amended, to the underwriters' solicitation activities.

Financial Statements

General

29. Given that the offer and sale of the warrants and underlying securities are included in the units that are being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears that the company will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19, you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that, if the contract allows the company to net-share or physically settle the contract only by delivery of registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and if the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming that the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and other information elsewhere in the document, as necessary, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement, given the requirement to mark the warrants to fair value each period.

Other Regulatory

30. Your attention is directed to Rule 3-12(g) of Regulation S-X and the need for updated financial statements. Also, please provide a currently dated consent with any amendment to the registration statement.

Exhibits

General

    31. Please file the remaining exhibits with the next amendment.

Exhibits 4.5 and 4.6 Specimen Warrant Certificates

    32. Please revise the warrant certificates to state that the warrant can expire unexercised or unredeemed, and that the company has no obligation to cash settle.

Exhibits 4.8 and 4.9 Warrant Agreements

    33. Please revise the warrant agreements to state explicitly that the warrants can expire unexercised in the event that the company does not maintain an effective registration statement.

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Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Ralph V. DeMartino, Esq.
        Fax: (212) 912-4830